UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 15, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release:
CHANGE TO THE BOARD OF DIRECTORS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
15 July 2013

CHANGE TO THE BOARD OF DIRECTORS

In compliance with Paragraph 3.59(b) of the JSE Listings Requirement, shareholders are advised of the resignation of Mr Anthony Martin O’Neill (‘Tony’) as an executive director from the
Board of Directors with effect from 19 July 2013. In addition he has decided to take early retirement and will be relinquishing his position at the company as Executive Vice President:
Business and Technical Development. Mr O’Neill last working day at the company will be 19
July 2013.

Tony leaves having fulfilled his commitment to assist in the transition of AngloGold Ashanti’s new leadership team, which was announced in May. He has served AngloGold Ashanti and its stakeholders with distinction over his five years at the company, providing a wealth of industry experience and technical capability to the board and its committees, as well as to the management team.

“Tony stepped in and played a vital role as Acting Joint Interim Chief Executive earlier this year and helped make sure that there was a seamless transition at AngloGold Ashanti. As a board we are very grateful for the role that he has played leading innovation and exploration over the past
5 years and we are sure that we will continue to reap the benefits of his work for many years to come”, Mr Tito Mboweni, AngloGold Ashanti Chairman said.

“AngloGold Ashanti has benefited greatly from having one of the mining industry’s most gifted engineers and leaders to help guide it through a challenging operating environment,” Chief
Executive Officer Mr Srinivasan Venkatakrishnan added, “His input at every level has been greatly valued and he will be greatly missed.”

Mr O’Neill joined AngloGold Ashanti in July 2008 with 30 years’ experience in the industry. As
Executive Vice President: Business and Technical Development where he had full accountability for a wide global portfolio ranging from Exploration, Innovation & Improvement, Business
Development, Project Capital, Asset Management, Business Knowledge & Information
Technology, Supply Chain and Safety & Environment.

Mr O’Neill was appointed as an executive director on 20 February 2013 and as Joint Acting
Chief Executive Officer with Mr Venkatakrishnan with effect from 1 April 2013, following the resignation of Mr Mark Cutifani as CEO on 31 March 2013. Prior to that, Mr O’Neill was
Executive Vice President: Business and Technical Development, a position he reverted to following the appointment of Mr Venkatakrishnan as Chief Executive Officer on 8 May 2013.

JSE Sponsor: UBS South Africa (Pty) Limited
ENDS

_________________________________________________________________________________________________________________
Contacts
Media
Tel:
E-mail:
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)            +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com

Mike Bedford (UK & Europe)
+44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com
Disclaimer
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to
AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2013                                                    AngloGold Ashanti Limited
By:      /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary